UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1) *

Qunar Cayman Islands Limited

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

74906P104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74906P104	SCHEDULE 13G	Page 2 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XII Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 74906P104	SCHEDULE 13G	Page 3 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XII, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 74906P104	SCHEDULE 13G	Page 4 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Associates Fund XII, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person PN

CUSIP No. 74906P104	SCHEDULE 13G	Page 5 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Principals Fund XII, a Delaware Multiple Series LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO (Multiple Series Limited Liability Company)

CUSIP No. 74906P104	SCHEDULE 13G	Page 6 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) James T. Beck
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

CUSIP No. 74906P104	SCHEDULE 13G	Page 7 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Navin Chaddha
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

CUSIP No. 74906P104	SCHEDULE 13G	Page 8 of 12

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Robert T. Vasan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

Item 1.

(a)	Name of Issuer:

Qunar Cayman Islands Limited

(b)	Address of Issuer’s Principal Executive Offices:

17th Floor, Viva Plaza, Building 18, Yard 29,

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

Item 2.

(a)	Name of Persons Filing:

Mayfield XII Management, L.L.C. (“MF XII Management”)

Mayfield XII, a Delaware Limited Partnership (“MF XII”)

Mayfield Associates Fund XII, a Delaware Limited Partnership (“MF AF XII”)

Mayfield Principals Fund XII, a Delaware Multiple Series LLC (“MF PF XII”)

James T. Beck

Navin Chaddha

Robert T. Vasan

(b)	Address of Principal Business Office:

c/o Mayfield Fund

2484 Sand Hill Road

Menlo Park, CA 94025

(c)	Citizenship:

MF XII Management is a Delaware limited liability company

MF XII is a Delaware limited partnership

MF AF XII is a Delaware limited partnership

MF PF XII is a Delaware multiple series limited liability company

The individuals listed in Item 2(a) are U.S. citizens.

(d)	Title of Class of Securities:

Class B ordinary shares, par value $0.001 (the “Class B shares”)

(e)	CUSIP Number:

74906P104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 31, 2014, the Reporting Persons do not beneficially own any shares of the Issuer’s Class B shares.

(b)	Percent of Class:

See Item 4(a) hereof.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or direct the disposition of: 0
(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2015

MAYFIELD XII MANAGEMENT, L.L.C.

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XII, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield XII Management, L.L.C. Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND XII, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield XII Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD PRINCIPALS FUND XII, A DELAWARE MULTIPLE SERIES LLC

By:	Mayfield XII Management, L.L.C. Its Managing Director

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

JAMES T. BECK

By:	/s/ James T. Beck
James T. Beck

NAVIN CHADDHA

By:	/s/ James T. Beck
James T. Beck, Attorney-In-Fact

ROBERT T. VASAN

By:	/s/ James T. Beck
James T. Beck, Attorney-In-Fact

EXHIBIT INDEX

Ex. 24.1 -	Power of Attorney dated January 31, 2011 (incorporated by reference to Exhibit 24.1 to the Schedule 13G filed by the Reporting Persons on January 31, 2014).

Ex. 24.2 -	Power of Attorney dated January 31, 2011 (incorporated by reference to Exhibit 24.2 to the Schedule 13G filed by the Reporting Persons on January 31, 2014).

Ex. 99.1 -	Joint Filing Agreement dated January 31, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 31, 2014).